UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: August 10, 2017	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Hsinchu, Taiwan, August 10, 2017 — On August 10, 2017, ChipMOS TECHNOLOGIES INC. (“Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held a meeting of its Board of Directors (the “Board”), at which time certain matters were resolved. Summary and related information of such resolutions are as below:

(1)	The Company’s consolidated financial statements of Q2 2017.

(2)	Capital reduction and cancellation of forfeited issued restricted employee shares.

(3)	Mr. Shou-Kang Chen, head officer of Finance & Accounting Management Center, Chief Financial Officer and spokesperson of the Company, has applied for retirement effective October 1, 2017. He will remain as a consultant to the Company until December 31, 2017 to ensure a smooth transition.

(4)	Ms. Silvia Su, director, is appointed as the head officer of Finance & Accounting Management Center of the Company from October 1, 2017 and onward. Ms. Su has served as a financial executive with ChipMOS and its subsidiaries since 2000.

(5)	Mr. Lafair Cho, senior executive vice president and COO, is appointed as the spokesperson for the Company from October 1, 2017 and onward. Mr. Cho has held a variety of executive positions with the Company and its subsidiaries since 2001, after earlier serving as a manager with the original parent company of ChipMOS, Mosel Vitelic Inc., from 1993 to 1997.

(6)	The Company has appointed Ms. Silvia Su, director of Finance & Accounting Management Center, as supervisor to ChipMOS TECHNOLOGIES (Shanghai) LTD. (“ChipMOS Shanghai”) and to release the restrictions on officer from engaging in competitive conduct related to Article 32 of the Company Act.

On matter (2), the Board resolved that due to resignation of employees who were previously granted restricted shares, a total of 271,200 common shares previously granted to them have been forfeited in accordance with ChipMOS’ “Regulations of the Issuance of Restricted Shares”, and therefore, ChipMOS shall cancel these 271,200 common shares, representing 0.03 % of the share capital, through a capital reduction in the amount of NT$2,712,000. The capital reduction record date is August 10, 2017. The share capital of ChipMOS after the capital reduction will be NT$ 8,864,130,610.

On matter (6), the Board resolved to appoint Ms. Silvia Su, director of Finance & Accounting Management Center, as supervisor of ChipMOS Shanghai. According to Article 32 of Taiwan’s Company Act, a managerial officer of a company shall not concurrently act as a managerial officer of another company, nor shall he/she engage, for his/her benefit or for any other, in any business which is the same as that of the company appoints him/her, unless otherwise approved by the Board. As ChipMOS Shanghai is engaging in assembly and test, and processing services for semiconductors (silicon and compound semiconductor) and integrated circuits (including sub-systems and modules), technology development, technical services, and sales of the products manufactured by the Company (operations subject to any approval according to the laws may not be carried out unless such approval is issued by the competent authority), the Board further resolved pursuant to Article 32 of Taiwan’s Company Act to release Ms. Silvia Su from the restrictions of officer from engaging in the competitive activities conducted by ChipMOS Shanghai.